Filed by Newmont Mining Corporation
                           Pursuant to Rule 425 under the Securities Act of 1933
                                        and deemed filed pursuant to Rule 14a-12
                                          of the Securities Exchange Act of 1934

                                        Subject Company: Normandy Mining Limited
                                                   Commission File No. 132-00965



[NEWMONT MINING CORPORATION LOGO]
[FRANCO-NEVADA MINING CORPORATION LTD. LOGO]
[NORMANDY MINING LIMITED LOGO]

                                                              NEWMONT
                                                              ------------------
                                                              MINING CORPORATION

                                                             1700 Lincoln Street
                                                          Denver, Colorado 80203
                                                                             USA
                                                                  (303) 863-7414

                                                                 16 January 2002


Dear Normandy Shareholder:

You have received two offers to acquire your shares, one from Newmont Mining Corporation and the other from AngloGold Limited.

When AngloGold's offer was to expire last Friday, holders of almost 94% of Normandy shares did not accept AngloGold's offer. We believe that Normandy shareholders overwhelmingly rejected AngloGold's offer for one simple reason. Newmont's offer is clearly superior. It provides Normandy shareholders with:

o   higher overall value,

o   significantly more cash up front,

o   the more secure and liquid security, and

o the opportunity to participate in the world's premier gold company, which would also have the greatest leverage to the gold price.

THE HIGHEST PRICE
The implied value of the Newmont offer has, since its announcement, been higher than the implied value of the AngloGold offer. Similarly, using market prices for the shares of Newmont and AngloGold over the past 12 months, Newmont's offer always has had a higher implied value than AngloGold's offer. Based on closing prices on the New York Stock Exchange on 15 January 2002, our offer values your Normandy shares at A$2.03*per share, while AngloGold's offer values those shares at A$1.96* per share.

SIGNIFICANTLY MORE CASH
Newmont is offering A$0.50 cash per Normandy share - 67% more than the A$0.30 per share being offered by AngloGold - in addition to 0.0385 shares of Newmont common stock for each Normandy share. This additional cash offered by Newmont gives you greater certainty of value than that provided by AngloGold.

SIGNIFICANT TRADING LIQUIDITY
Newmont shares have approximately four times the average daily trading liquidity of AngloGold's shares. This trading liquidity is important for you. The market for Newmont shares has a much greater capacity to absorb the selling pressure that typically accompanies the completion of stock-for-stock acquisitions.

Based on historic trading patterns, it would take about 17 months for the market to absorb the shares to be issued under the AngloGold offer if all of those shares were resold and those sales accounted for half of average daily trading volumes. The comparable period for Newmont would only be about three-and-a-half months.

Additionally, as a result of the trading patterns of index funds, we believe that demand for Newmont stock should increase significantly upon completion of Newmont's bid as those index funds increase their holdings of Newmont to match its increased weighting in the S&P 500 Index. At the conclusion of the offer, Newmont will also be listed on the ASX and it desires to provide a liquid market for its securities.

Each of these factors is important to Normandy shareholders who should be concerned about the liquidity of their investments.




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

THE WORLD'S PREMIER GOLD COMPANY
When we announced our bid for Normandy, we also announced that we had entered into an agreement that provides for our acquisition of Franco-Nevada Mining Corporation. That acquisition is subject to certain conditions, including our acquisition of a relevant interest in at least 50.1% of the Normandy shares (including the 19.8% block that Franco-Nevada has committed to us). Our offer for Normandy is not conditional on the acquisition of Franco-Nevada.

We believe that, after the acquisition of Normandy and Franco-Nevada, Newmont will be the best gold company in the world and the best gold vehicle for investors. Newmont will then:

o   have the LARGEST RESERVE BASE AND HIGHEST PRODUCTION OF GOLD in the world,

o be ONE OF THE BEST CAPITALIZED gold companies, with the financial strength to develop attractive projects and ability to significantly reduce debt over time, even at current gold prices,

o benefit from a CONSISTENT BASE OF CASH FLOW (EVEN IN A LOW GOLD PRICE ENVIRONMENT) generated by the high margin royalty and investment business of Franco-Nevada, which will continue to operate as a separate division of the combined company,

o operate a diversified portfolio of WORLD-CLASS OPERATIONS around the world WITH LIMITED EXPOSURE TO POLITICAL RISK and with a focus on LARGE MINING DISTRICTS,

o offer investors the most LEVERAGE TO THE GOLD PRICE of any major producer, providing significant upside potential from gold price appreciation (although Newmont also has significant exposure to a decrease in gold price),

o have the ABILITY TO GROW our reserves and production through development of attractive projects, application of innovative technology, continued exploration and further industry rationalization, and

o have a unique management team with a PROVEN RECORD OF DELIVERING SHAREHOLDER VALUE through GLOBAL EXPLORATION, DEVELOPMENT AND OPERATION, MERCHANT BANKING AND MERGER INTEGRATION.

We are on track to complete both acquisitions in mid-February.

A NORTH AMERICAN RATING AND BETTER TOTAL RETURNS
Newmont is a U.S. domiciled company. Newmont, along with most other major North American gold companies, generally trades at higher multiples than AngloGold. This is due to a wide variety of factors including asset quality, economic and political risk, exchange rate risk and trading liquidity. For example, AngloGold's profitability and hedge book are subject to significant risk as a result of their exposure to the Rand.

We strongly believe that having Normandy's earnings and assets valued using Newmont's North American multiple creates significant potential for creation of additional shareholder value.

In the three years to the date when AngloGold first announced its offer for Normandy, through the appreciation of Newmont's share price and the payment of dividends, Newmont has provided total returns to its shareholders that are more than three times the returns provided by AngloGold.

WHAT SHOULD YOU DO?
Newmont's offer has been sent to, and can be accepted by, all Normandy shareholders.




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

Newmont already has almost 20% of Normandy's shares committed to its offer through its agreement with Franco-Nevada. Additionally, subject to its fiduciary duties, the Normandy Board has recommended that you accept Newmont's offer and reject AngloGold's offer. The Directors of Normandy also have stated publicly that they intend to accept Newmont's offer in respect of all of the Normandy shares that they hold.

With this support and support from the shareholders and directors of Franco-Nevada for Newmont's acquisition of Franco-Nevada, and receipt of most of the required regulatory approvals for Newmont's acquisition of Normandy and Franco-Nevada (including receipt of approval of Australia's Foreign Investment Review Board this week), Newmont is on track to complete both acquisitions in mid-February.

TODAY, MORE THAN EVER, THE COMPELLING CHOICE IS TO ACCEPT NEWMONT'S SUPERIOR OFFER AND REJECT ANGLOGOLD'S OVERTURES. TO ENSURE THAT YOU CAN ACCEPT NEWMONT'S OFFER, YOU SHOULD NOT ACCEPT ANGLOGOLD'S INFERIOR OFFER.

WHERE CAN YOU FIND MORE INFORMATION?
If you have any questions, you should call 1-800-507-507 IN AUSTRALIA (TOLL-FREE), 61 2 9278 9331 OUTSIDE OF AUSTRALIA, AND 888-750-5835 IN THE UNITED STATES AND CANADA (TOLL-FREE). We also invite you to visit our web site (www.newmont.com), which includes updates and responses to frequently asked questions. You can also visit the Normandy (www.normandy.com.au) and Franco-Nevada (www.franco-nevada.com) websites for additional information.

We are very excited about this unique opportunity to combine our companies and look forward to your participation as a shareholder of a New Newmont.

Sincerely,

/s/ Wayne W. Murdy

Wayne W. Murdy
Chairman and Chief Executive Officer






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* The implied value of Newmont's and AngloGold's offers will vary with the market price of Newmont and AngloGold shares. You should obtain updated quotes for Newmont, Normandy and AngloGold shares from your stockbroker or other financial adviser.



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

IMPORTANT NOTICE
Although the Normandy Board, subject to its fiduciary duties, has recommended Newmont's offer to Normandy shareholders, Normandy has not provided unqualified assistance to Newmont in making its offer. Among other things, Normandy has refused to provide Newmont with certain financial information, and it has not permitted its auditors to issue a consent in respect of financial information relating to Normandy.

CAUTIONARY STATEMENT
This letter contains forward-looking information and statements about Newmont Mining Corporation, Franco-Nevada Mining Corporation Limited, Normandy Mining Limited and the combined company after completion of the transactions. Forward-looking statements are statements that are not historical facts. These statements include financial projections and estimates and their underlying assumptions; statements regarding plans, objectives and expectations with respect to future operations, products and services; and statements regarding future performance. Forward-looking statements are generally identified by the words "expects," "anticipates," "believes," "intends," "estimates" and similar expressions. The forward-looking information and statements in this press release are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of Newmont, Franco-Nevada and Normandy Mining, that could cause actual results to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed or identified in the public filings with the U.S. Securities and Exchange Commission made by Newmont and Normandy, and Franco-Nevada's filings with the Ontario Securities Commission; risks and uncertainties with respect to the parties' expectations regarding the timing, completion and accounting and tax treatment of the transactions, the value of the transaction consideration, production and development opportunities, conducting worldwide operations, earnings accretion, cost savings, revenue enhancements, synergies and other benefits anticipated from the transactions; and the effect of gold price and foreign exchange rate fluctuations, and general economic conditions such as changes in interest rates and the performance of the financial markets, changes in domestic and foreign laws, regulations and taxes, changes in competition and pricing environments, the occurrence of significant natural disasters, civil unrest and general market and industry conditions.

ADDITIONAL INFORMATION AND WHERE TO FIND IT
In connection with the proposed transactions, Newmont Mining Corporation has filed with the U.S. Securities and Exchange Commission a Registration Statement on Form S-4 (which includes an Offer Document) and a Proxy Statement/Prospectus on Schedule 14A. Investors and security holders are advised to read the Offer Document and the Proxy Statement/Prospectus, which were mailed beginning on January 11, 2002, because they contain important information. Investors and security holders may obtain free copies of the Offer Document and the Proxy Statement/Prospectus and other documents filed by Newmont with the Commission at the Commission's web site at http://www.sec.gov. Free copies of the Offer Document and the Proxy Statement/Prospectus and other filings made by Newmont or Normandy with the Commission, may also be obtained from Newmont. Free copies of Newmont's and Normandy's filings may be obtained by directing a request to Newmont Mining Corporation, Attn: Investor Relations, 1700 Lincoln Street, Denver, Colorado 80203, Telephone: (303) 863-7414. Copies of Franco-Nevada's filings may be obtained at http://www.sedar.com.





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